THE JENEX CORPORATION

INTERIM FINANCIAL STATEMENTS

THREE MONTHS AND SIX MONTHS ENDED

JANUARY 31, 2005

(UNAUDITED)

THE JENEX CORPORATION

INTERIM BALANCE SHEET

January 31

July 31

2005

2004

Expressed in Canadian dollars

(Unaudited)

(Audited)

ASSETS

Current

Cash

$

97,780

$

265,510

Accounts receivable

7,996

6,060

Inventory (note 3)

63,685

67,625

Prepaid expenses and sundry assets

31,162

93,160

200,623

432,355

Equipment (note 4)

11,167

11,475

Intangible assets (note 5)

68,750

81,250

$

280,540

$

525,080

LIABILITIES

Current

Accounts payable and accrued liabilities

$

33,549

$

45,863

Management fees payable

149,333

-

182,882

45,863

Performance fee payable (note 6)

583,752

596,689

766,634

642,552

SHAREHOLDERS' EQUITY

Capital stock (note 7)

4,742,010

4,584,010

Contributed surplus (note 7)

84,058

16,133

Deficit

(5,312,162)

(4,717,615)

(486,094)

(117,472)

$

280,540

$

525,080

APPROVED ON BEHALF OF THE BOARD:

"Michael Jenkins"

"Don Felice"

_____________________________ Director

_____________________________ Director

The accompanying notes form an integral part of these financial statements.

THE JENEX CORPORATION

INTERIM STATEMENT OF INCOME AND DEFICIT

(UNAUDITED)

Three months ended

Six months ended

January 31

January 31

Expressed in Canadian Dollars

2005

2004

2005

2004

SALES

$

3,040

$

16,498

$

10,560

$

29,038

COST OF SALES

2,003

10,039

6,500

17,375

GROSS PROFIT

1,037

6,459

4,060

11,663

INTEREST INCOME

810

2

1,624

(828)

1,847

6,461

5,684

10,835

EXPENSES

Management fees

163,682

50,064

288,743

98,862

Professional fees

62,025

11,377

75,826

29,351

Consulting fees

44,446

26,635

88,246

28,248

Office and general

28,025

15,577

58,297

5,302

Travel

20,274

10,783

38,675

22,572

Directors' fees

14,630

-

14,630

-

Occupancy costs

12,355

8,636

24,919

17,272

Research and development

7,134

-

7,134

-

Foreign exchange loss (gain)

1,798

(2,501)

(11,055)

(6,375)

Advertising and promotion

-

1,090

936

6,306

Interest on long-term debt

-

511

-

1,029

Amortization of intangible assets

6,250

4,980

12,500

9,962

Amortization of equipment

757

749

1,380

442

Amortization of deferred

development costs

-

45,351

-

96,388

361,376

173,252

600,231

309,359

LOSS BEFORE INCOME TAX

(359,529)

(166,791)

(594,547)

(298,524)

INCOME TAX EXPENSE

-

-

-

28,524

NET LOSS FOR THE PERIOD

(359,529)

(166,791)

(594,547)

(327,048)

DEFICIT, beginning of the period

(4,952,633)

(2,398,777)

(4,717,615)

(2,238,520)

DEFICIT, end of the period

$

(5,312,162)

$

(2,565,568)

$

(5,312,162)

$

(2,565,568)

NET LOSS PER SHARE (note 8)

$

(0.009)

$

(0.005)

$

(0.015)

$

(0.010)

WEIGHTED AVERAGE NUMBER

OF COMMON SHARES

40,547,917

33,596,613

40,284,584

33,571,613

The accompanying notes form an integral part of these financial statements.

THE JENEX CORPORATION

INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

Three months ended

Six months ended

January 31

January 31

Expressed in Canadian Dollars

2005

2004

2005

2004

CASH FLOWS FROM

OPERATING ACTIVITIES

Net loss for the period

$

(359,529)

$

(166,791)

$

(594,547)

$

(327,048)

Items not affecting cash:

Amortization

7,007

51,080

13,880

106,792

Performance fee payable

2,120

-

(12,937)

-

Stock-based compensation

67,925

-

67,925

-

Future income tax expense

-

-

-

28,524

(282,477)

(115,711)

(525,679)

(191,732)

Cash effect of changes in:

Accounts receivable

3,074

(14,782)

(1,936)

(22,803)

Inventory

25

9,570

3,940

16,383

Prepaid expenses and

sundry assets

28,598

-

61,998

(810)

Accounts payable and

accrued liabilities

13,472

43,521

(12,314)

108,487

Management fees payable

73,009

-

149,333

-

(164,299)

(77,402)

(324,658)

(90,475)

CASH FLOWS FROM

FINANCING ACTIVITIES

Issuance of capital stock

-

30,000

158,000

30,000

Shareholders' advances

-

46,535

-

68,863

-

76,535

158,000

98,863

CASH FLOWS FROM

INVESTING ACTIVITIES

Additions to equipment

(1,072)

-

(1,072)

(842)

Additions to development costs

-

-

-

(27,885)

(1,072)

-

(1,072)

(28,727)

DECREASE IN CASH

(165,371)

(867)

(167,730)

(20,339)

CASH, beginning of the period

263,151

1,374

265,510

20,846

CASH, end of the period

$

97,780

$

507

$

97,780

$

507

SUPPLEMENTAL CASH FLOW

INFORMATION:

Cash paid for interest

$

-

$

511

$

-

$

1,029

The accompanying notes form an integral part of these financial statements.

THE JENEX CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

THREE MONTHS AND SIX MONTHS ENDED JANUARY 31, 2005

(UNAUDITED)

1.

BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. Accordingly, these unaudited financial statements do not include certain disclosures normally included in annual financial statements prepared in accordance with such principles. These unaudited financial statements were prepared using the same accounting policies as outlined in note 4 to the amended annual financial statements for the period ended July 31, 2004, and should be read in conjunction with the audited financial statements for the period ended July 31, 2004.

These financial statements do not materially differ from United States generally accepted accounting principles ("US GAAP") for interim financial statements except as described in   Note 11 “Significant Differences between Canadian and United States Generally Accepted Accounting Principles".

In preparing these financial statements in accordance with Canadian generally accepted accounting principles, management was required to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the operating results for the interim period presented is not necessarily indicative of the results expected for the full year.

The Company changed its fiscal year end from October 31 to July 31, effective July 31, 2004. Accordingly, for the 2004 fiscal period, the Company reported its annual financial statements for the nine month period ended July 31, 2004.

2.

GOING CONCERN

These financial statements have been prepared on a going concern basis, which assume that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception, the Company has concentrated on research and development. It has had no earnings, minimal revenues, negative operating cash flows and has financed its activities through the issuance of shares. The Company's ability to continue as a going concern is dependant on obtaining additional investment capital and the achievement of profitable operations. In the ensuing year, the Company intends to attract new investors, launch its cold sore prevention product and sell additional licenses to exploit its patented technology. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.

THE JENEX CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

THREE MONTHS AND SIX MONTHS ENDED JANUARY 31, 2005

(UNAUDITED)

3.

INVENTORY

Inventory consists of finished goods.

4.

EQUIPMENT

Net Book Value

Accumulated

January 31

July 31

Cost

Amortization

2005

2004

Office furniture and equipment

$

19,467

$

10,914

$

8,553

$

9,502

Computer equipment

5,486

2,872

2,614

1,973

$

24,953

$

13,786

$

11,167

$

11,475

5.

INTANGIBLE ASSETS

Net Book Value

Accumulated

January 31

July 31

Cost

Amortization

2005

2004

Patents and trademarks

$

149,335

$

80,585

$

68,750

$

81,250

6.

PERFORMANCE FEE PAYABLE

The executives have indicated that they do not intend to demand payment of this amount during the ensuing fiscal year.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

(a)

Authorized

Unlimited number of common and preferred shares without par value

(b)

Issued

Number of

Contributed

Common Shares

Amount

Surplus

Balance - July 31, 2004

39,757,917

$

4,584,010

$

16,133

Issued - private placement

790,000

158,000

-

Stock-based compensation

-

-

67,925

Balance - January 31, 2005

40,547,917

$

4,742,010

$

84,058

THE JENEX CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

THREE MONTHS AND SIX MONTHS ENDED JANUARY 31, 2005

(UNAUDITED)

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

(c)

Escrow Shares

Under the requirements of the Alberta Securities Commission and the TSX Venture Exchange, 22,750,000 common shares issued under the December 17, 2001 Qualifying Transaction (Exchange Notice) are subject to a six year Surplus Security Escrow Agreement, and will be released upon the written consent of the Alberta Securities Commission as to 5% thereof on each of 6, 12, 18, 24 months from Exchange Notice and 10% thereof on each of 30, 36, 42, 48, 54, 60, 66, 72 months from Exchange Notice.

Under the requirements of the Alberta Securities Commission and the TSX Venture Exchange, 2,333,334 Common shares are subject to a three year Escrow Agreement and will be released upon the written consent of the Alberta Securities Commission as to 10% thereof on the completion of the Company's Qualifying Transaction and as to 15% thereof on each of 6, 12, 18, 24, 30 and 36 months following the Final Exchange Notice.

(d)

Stock options

Under the Company's stock option plan, the Company may grant options to employees, consultants, officers and directors totaling up to 20% of its issued and outstanding common shares. The aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding common shares.

The following table summarizes information about the Company's stock option activity:

	Number of options	Weighted average exercise price
Outstanding - July 31, 2004	3,182,056	$0.19
Granted	325,000	0.25
Outstanding - January 31, 2005	3,507,056	$0.20

Exercisable - January 31, 2005	3,182,056	$0.19
Weighted average fair value of options granted during the period	$ 0.21

THE JENEX CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

THREE MONTHS AND SIX MONTHS ENDED JANUARY 31, 2005

(UNAUDITED)

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

(d)

Stock options (continued)

The following table summarizes information about the stock options outstanding:

Exercise price	Number of options outstanding at January 31, 2005	Number of options exercisable at January 31, 2005	Weighted average remaining contractual life (years)
$0.15	541,667	541,667	1.4
$0.20	2,610,389	2,610,389	2.0
$0.25	325,000	-	5.0
$0.34	20,000	20,000	3.0
$0.42	10,000	10,000	3.0
	3,507,056	3,182,056

The Company used the Black-Scholes option valuation model to estimate the fair values of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The value of the 325,000 stock options granted during the six months ended January 31, 2005 was $67,925 and is recorded as a compensation expense and a corresponding increase to contributed surplus. The following weighted average assumptions were used in calculating the fair values of stock options granted during the six months ended January 31, 2005:

Expected life (years)	5
Risk-free interest rate	3.52%
Expected volatility	110%
Dividend yield	0.0%

(e)

Warrants

Common share purchase warrants were issued in connection with the issuance of common shares. Each warrant entitles the holder to acquire one additional common share at the specified exercise price.

THE JENEX CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

THREE MONTHS AND SIX MONTHS ENDED JANUARY 31, 2005

(UNAUDITED)

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

(e)

Warrants (continued)

The following table summarizes information about the Company's warrant activity:

	Number of warrants	Weighted average exercise price
Outstanding - July 31, 2004	5,927,971	$0.40
Issued	790,000	0.45
Outstanding - January 31, 2005	6,717,971	$0.41

Exercisable - January 31, 2005	5,927,971	$0.40

The following table summarizes information about the warrants outstanding:

Exercise price	Number of warrants outstanding at January 31, 2005	Number of warrants exercisable at January 31, 2005	Expiry date
$0.40	5,927,971	5,927,971	March 22, 2005 (i)
$0.45	790,000	-	December 6, 2005
	6,717,971	5,927,971

(i) 5,304,498 of the outstanding warrants entitle the holder to purchase one additional common share of the Company at a purchase price of 40 cents per common share, on or before that day which is the earlier of (i) March 22, 2005 or (ii) any 10 day period immediately following a period where the Company’s common shares have traded at a weighted daily average price greater than or equal to 80 cents for 10 consecutive trading days and the average daily trading volume exceeds 5,000 common shares per day.

8.

LOSS PER SHARE

Loss per share is calculated using the weighted average number of common shares outstanding during the period.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

THE JENEX CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

THREE MONTHS AND SIX MONTHS ENDED JANUARY 31, 2005

(UNAUDITED)

9. INCOME TAXES

The Company has losses for income tax purposes of $4,587,000 which are available to reduce taxable income in future periods. The potential future benefit of these amounts has not been recorded as it cannot be considered more likely than not that they will be utilized to reduce future taxable income. The benefit will be recorded when realized. These losses expire from 2007 to 2015.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

11.SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP and do not materially differ from US GAAP except as follows:

Statement of Income	Three months ended January 31		Six months ended January 31
	2005	2004	2005	2004
Net loss under Canadian GAAP	$ (359,529)	$ (166,791)	$ (594,547)	$ (327,048)
Adjustments:
Less: Deferred development costs (i)	-	-	-	(27,885)
Plus: Amortization of deferred development costs	-	45,351	-	96,388
Net loss under US GAAP	$ (359,529)	$ (121,440)	$ (594,547)	$ (258,545)
Net loss per share under US GAAP	$ (0.009)	$ (0.004)	$ (0.015)	$ (0.008)

THE JENEX CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

THREE MONTHS AND SIX MONTHS ENDED JANUARY 31, 2005

(UNAUDITED)

11.SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Cash Flows	Three months ended January 31		Six months ended January 31
	2005	2004	2005	2004
Operating activities under Canadian GAAP	$ (164,299)	$ (77,402)	$ (324,658)	$ (90,475)
Less: Deferred development costs (i)	-	-	-	(27,885)
Operating activities under US GAAP	(164,299)	(77,402)	(324,658)	(118,360)
Financing activities under Canadian & US GAAP	-	76,535	158,000	98,863
Investing activities under Canadian GAAP	(1,072)	-	(1,072)	(28,727)
Plus: Deferred development costs (i)	-	-	-	27,885
Investing activities under US GAAP	(1,072)	-	(1,072)	(842)
Decrease in cash	$ (165,371)	$ (867)	$ (167,730)	$ (20,339)

(i) Deferred development costs

Under US GAAP, certain development costs, capitalized under Canadian GAAP, would have been charged against earnings.

Comprehensive Income:

For the three-month and six-month periods ended January 31, 2005 and 2004, there are no differences between net loss and comprehensive loss.

12.COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.